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TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number 001-15951

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below: AVAYA INC. SAVINGS PLAN FOR THE VARIABLE WORKFORCE

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: AVAYA INC., 211 MT. AIRY ROAD, BASKING RIDGE, NEW JERSEY 07920

Avaya Inc.
Savings Plan for the Variable Workforce
Index
December 31, 2003 and 2002

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Consent of Independent Registered Public Accounting Firm	Exhibit 23.1
*
Schedules required by Section 2520.103.8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Avaya Inc. Savings Plan for the Variable Workforce

        In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Avaya Inc. Savings Plan for Variable Workforce (the "Plan") at December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 25, 2004

Avaya Inc.
Savings Plan for the Variable Workforce
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

(dollars in thousands)

	2003	2002
Assets
Plan interest in Avaya Inc. Master Trust	$3,424	$1,994

Total investments	3,424	1,994
Participant contributions receivable	—	54
Employer contribution receivable	—	14

Total contributions receivable	—	68

Net assets available for benefits	$3,424	$2,062

The accompanying notes are an integral part of these financial statements.

Avaya Inc.
Savings Plan for the Variable Workforce
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2003

(dollars in thousands)
Additions to net assets attributed to
Contributions
Participant contributions	$562
Employer contribution	98

660
Investment income
Plan interest in Avaya Inc. Master Trust investment income	1,055

Total additions	1,715

Deductions from net assets attributed to
Benefits paid to participants	(18)
Transfer of participants' balances to other plans, net	(335)

Total deductions	(353)

Net increase	1,362

Net assets available for benefits
Beginning of year	2,062

End of year	$3,424

The accompanying notes are an integral part of these financial statements.

Avaya Inc.
Savings Plan for the Variable Workforce
Notes to Financial Statements
December 31, 2003 and 2002

1.     Plan Description

  General

        The Avaya Inc. Savings Plan for the Variable Workforce (the "Plan" or "ASPVW") is a defined contribution plan established as of March 1, 2001 by Avaya Inc. ("Avaya" or the "Company") to provide a convenient way for temporary employees occupying the positions of Support Customer Systems Engineer ("SCSE"), Support Software Associate ("SSA") and Support Customer Systems Engineer—Journeyman ("SCSE-J") to save on a regular and long-term basis. The assets of the Plan are held in a master trust (the "Group Trust") in the custody of Fidelity Management Trust Company (the "Trustee"). The Group Trust consists of the assets of the Avaya Inc. Savings Plan ("ASP"), the Avaya Inc. Savings Plan for Salaried Employees ("ASPSE") and the Plan.

        The Plan is summarized in the Summary Plan Description which has been distributed to all participants. For a complete description of the Plan, participants should refer to the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

  Eligibility

        An eligible employee (generally a temporary SCSE, SSA or SCSE-J) enters the Plan by authorizing a payroll contribution and directing the contribution among the investment options offered under the Plan.

  Contributions

        Employee contributions of 2% to 16% of salary may be authorized. An employee may designate contributions as pre-tax contributions, after-tax contributions or a combination of pre-tax and after-tax contributions. The Internal Revenue Code ("IRC") limits the maximum amount of an employee's contribution on a pre-tax basis to $12,000 and $11,000 in 2003 and 2002, respectively. The Company matching contribution is 50% of the lesser of the amount actually contributed or the first 6% of the participant's eligible compensation, as defined in the Plan document. Participants are immediately eligible to receive Company matching contributions when they begin their payroll contributions. The Board of Directors of the Company in its sole discretion may authorize an additional Company contribution in an amount which the Board determines is necessary to meet one of the two average actual deferral percentage tests for the year. No such additional contribution has been made during the year ended December 31, 2003. Company matching contributions are vested upon the completion of five years of service at Avaya. Company contributions and related earnings in which a terminated participant is not vested are forfeited. These amounts are included in total investments and will be used to reduce future Company contributions. Forfeited nonvested amounts at December 31, 2003 and 2002 were $25,183 and $35,728, respectively.

        Investment options in the Plan include twenty-three options, including Avaya common stock.

        Each participant is entitled to exercise voting rights attributable to the Avaya common shares allocated to the participant's account and is notified by the Trustee prior to the time such rights are to be exercised. The Trustee will vote any allocated common shares for which it does not receive voting instructions in the same proportion as the shares for which the Trustee has received voting instructions, subject to applicable law.

  Distributions

        If a participant's employment with the Company ends (except due to death) and the participant's vested amount is greater than $5,000, the participant may (1) leave the balance in the account in the Plan, (2) receive a lump sum distribution of the entire vested amount in the participant's account or (3) roll over the balance in the account to another employer's plan or an IRA. In the event that the participant's vested amount is $5,000 or less, the vested balance shall be distributed to the participant as soon as practicable following the participant's severance from employment. If no distribution election is made by the participant, the participant's separation occurs prior to attaining age 65 and the participant's balance exceeds $5,000, the balance in the account will remain in the Plan and shall be distributed only at (1) the participant's request, (2) when the participant attains age seventy and one-half (70 1/2) or (3) upon the participant's death, whichever is earliest. When a participant dies, the entire amount in the participant's account is distributed in a single payment to the participant's beneficiary(ies) as soon as practicable.

2.     Summary of Significant Accounting Policies

  Basis of Accounting

        The financial statements of the Plan are prepared under the accrual method of accounting.

  Payment of Benefits

        Benefits are recorded when paid.

  Valuation of Investments

        The net asset value of the Plan's proportionate share of the Group Trust is calculated by the Trustee. The Trustee determines fair value of the underlying assets in the investment manager portfolios, taking into account values supplied by a generally accepted pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, values of comparable property, appraisals or other relevant information. Investments in registered investment companies are stated at fair value as determined by quoted market prices. Investments in Avaya and other securities listed on a national stock exchange are carried at fair value determined on the basis of the New York Stock Exchange or other relevant national stock exchange closing price on December 31. Securities traded in over-the-counter markets and government obligations are carried at fair value based on the last bid prices or closing prices on December 31, as listed in published sources where available and, if not available, from other sources considered reliable. Contracts with insurance companies and financial institutions, which are fully benefit responsive, are carried at contract value (representing contributions made under the contracts plus accumulated interest at the contract rates) (Note 6).

  Purchases and Sales of Investments

        Purchases and sales of investments are recorded on a trade-date basis.

  Investment Income

        Dividend income is recorded on investments held as of the ex-dividend dates. Interest income is recorded on the accrual basis.

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

  Risks and Uncertainties

        The Plan provides for various investment options that invest in any combination of equities, fixed income securities, guaranteed investment contracts and derivative contracts. Investments held by the Group Trust are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3.     Tax Status

        The Internal Revenue Service has determined and informed the Company by a letter dated November 28, 2003 that the Plan and related trust are designed in accordance with applicable provisions of the IRC. As such, the Plan's administrator and counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

4.     Termination Priorities

        Although it has not expressed any intent to do so, the Company reserves the right under the Plan to terminate, alter, amend, or modify the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participants in amounts equal to their respective interests in such assets. In the event of a full or partial termination of the Plan, or upon complete discontinuance of contributions under the Plan, the rights of all affected participants in the value of their accounts would be nonforfeitable.

5.     Interest in Avaya Inc. Master Trust

        The ASP, the ASPSE and the Plan each have an undivided interest in the assets of the Group Trust. Investment income and the Plan's interest in the net assets of the Group Trust are allocated based on the participant balances within each fund for each plan. The Plan's interest in the Group Trust was 0.3% and 0.2% as of December 31, 2003 and 2002, respectively.

        A detail by general type of the interests in the Group Trust as of December 31, 2003 and 2002 at fair value is as follows:

(dollars in thousands)

	Total Group Trust
Type
	2003	2002
At fair value
Mutual funds	$426,038	$324,544
Common/collective and commingled trusts	263,807	256,167
Employer related common stock	190,220	43,872
Interest bearing cash	18,261	23,763
U.S. Government securities	24,987	24,537
Nonemployer related debt instruments	9,211	13,826
Nonemployer related common stock	6,970	—
Other	5,400	2,762

	944,894	689,471
At contract value
Investment contracts	278,926	194,375

	$1,223,820	$883,846

        Investment income for the Group Trust for the year ended December 31, 2003 is:

(dollars in thousands)

Investment income
Net appreciation in fair value of investments
Other marketable securities and obligations	$195,890
Common stock	141,190

337,080
Dividends	116
Interest	35

$337,231

6.    Investment Contracts with Insurance Companies

        The Group Trust has entered into benefit-responsive investment contracts with several insurance companies. These insurance companies maintain the contributions in a general account. These contracts are included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because it is fully benefit responsive. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

        There are no reserves against contract value for credit risk of the contract issuer or otherwise as of December 31, 2003 and 2002, respectively. The fair value of the investment contract at December 31, 2003 and 2002 was $286,785,534 and $202,810,065, respectively. The average yield and crediting interest rates were 3.89% and 3.69%, respectively, for 2003. The average yield and crediting interest rates were 5.07% and 5.14%, respectively, for 2002. The crediting interest rate is based on a formula agreed upon with the contract issuer, but may not be less than zero. Such interest rates are reviewed by the investment manager on a quarterly basis for resetting.

7.    Related Party Transactions

        Certain Plan investments are shares of mutual funds managed by affiliates of the Trustee and, therefore, these transactions qualify as party-in-interest transactions. The Group Trust invests in common shares of Avaya of which the Plan has an undivided interest. At December 31, 2003, the Group Trust held 14,663,022 shares of Avaya common stock at $189,739,505. At December 31, 2002, the Group Trust held 14,523,313 shares of Avaya common stock valued at $35,582,117.

8.    Subsequent Event

        Effective as of January 1, 2004, participants are fully vested in the Company matching contribution upon completion of three years of vesting service.

SIGNATURES

        The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Avaya Inc. Savings Plan for the Variable Workforce (Name of Plan)
Date: June 25, 2004	/s/ JEFFREY MANDEL Jeffrey Mandel Vice President—Retirement Plans Avaya Inc.